  Filed by Banco Bilbao Vizcaya Argentaria, S.A.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company:
Compass Bancshares, Inc.
(Commission File No. 1-31272)

The slides below form part of a presentation utilized by representatives of Banco Bilbao Vizcaya Argentaria, S.A. ("BBVA") in connection with certain meetings with investors. Such slides, which include information pertaining to the acquisition of Compass Bancshares, Inc., are hereby filed by BBVA pursuant to Rule 425 under the Securities Act of 1933.

BBVA’s history in the USA

Laredo National Bank          2004

Texas Regional Bank           2006

State National Bank           2006

Compass Bank                  2007

Compass, an excellent franchise

Unique growth positioning

Universal Banking model

High network productivity

Better fundamentals than peers

Comparable Banks: Cullen/Frost Bankers, First Financial Bankshares, First
Horizon National Corporation, International Bancshares Corporation, Marshall &
Ilsley Corporation, Prosperity Bancshares, Regions Financial Corporation,
Sterling Bancshares, Synovus Financial Corp., Zions Bancorporation, First State
Bancorporation, SunTrust Banks

We are building a unique platform
in the USA

BBVA USA

$47,000 MM assets

$33,000 MM deposits

662 branches

Serving a more than 100 million potential market

19th US largest bank

2006-2011 average population growth +11.7% (US average +6.7%)

Compass, a universal banking model with 3 product lines

Retail Banking
(Personal Services)

Corporate Banking
(Business Services)

Wealth Management (Private Client Services)

Loans-Dec.06
(%)

$ 24.4 Bn

Deposits-Dec.06
(%)

$ 23.04 Bn

A deal with an attractive operating synergies potential and value creation

Operating synergies

Pre-tax
 (US$ MM)                2008e  2009e   2010e

TOTAL REVENUE INCREASE   21.4   57.9    97.0

TOTAL COST REDUCTION +
FUNDING SYNERGIES       11.3    62.7    141.9

TOTAL SYNERGIES         32.8    120.6   237.9

PHASING-IN TOTAL
SYNERGIES              13.8%    50.7%   100%

Revenue Synergies
5.8% of combined base

Cost Synergies
7.1%  of combined base

Value creation

We have an excellent track-record integrating acquisitions
and in South America improving efficiency by 17%
whilst ROE is also up by

In short, BBVA continues “turning around” its portfolio towards growing markets

Economic Capital 2002

Economic Capital 2007

Forward-Looking Statements

This document may include “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), Compass Bancshares, Inc. (“Compass”) and the combined group after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in BBVA’s and Compass’s filings with the Securities and Exchange Commission (“SEC”), the failure to obtain and retain expected synergies from the proposed transaction, failure of Compass stockholders to approve the transaction, failure of BBVA stockholders to approve the related capital increase, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors. Readers are referred to BBVA’s and Compass’s most recent reports filed with the SEC. BBVA and Compass are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This filing may be deemed to be solicitation material in respect of the proposed transaction involving BBVA and Compass. In connection with the proposed transaction, BBVA will file with the SEC a registration statement on Form F-4 that will include a proxy statement of Compass that also constitutes a prospectus of BBVA. SHAREHOLDERS OF COMPASS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to shareholders of Compass. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by BBVA and Compass with the SEC at the SEC’s website at www.sec.gov, from BBVA’s Investor Relations department or from Compass’s Investor Relations department. BBVA will also file certain documents with the Spanish Comisión Nacional del Mercado de Valores in connection with its shareholders’ meeting to be held in connection with the proposed transaction, which will be available on the CNMV’s website at www.cnmv.es.

Participants in the Transaction

BBVA, Compass and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information regarding BBVA’s directors and executive officers is available in BBVA’s annual report on Form 20-F, which was filed with the SEC on July 7, 2006, and information regarding Compass’s directors and executive officers is available in Compass’s proxy statement for its 2006 annual meeting of shareholders, which was filed with the SEC on March 17, 2006. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.